Mail Stop 4561

September 27, 2007

William W. Smith, Jr.
Chairman of the Board, President
    and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viego, California 92656
(949) 362-5800

        Re: Smith Micro Software, Inc. (File No. 000-26536)
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Form 10-Q for the Quarterly Period Ended June 30, 2007

Dear Mr. Smith,

        We have reviewed the above referenced filings and your response letter dated
September 14, 2007 and have the following comment. We may ask you to provide us
with supplemental information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Cash Flows, page F-7

1.   You indicate in response to prior comment 1 that you did not adequately apply
      paragraph 68 of SFAS 123(R) in your presentation of net cash provided by
      operating activities and net cash provided by financing activities in your 2006
      Form 10-K. Tell us what consideration you gave to amending your filing to
      restate your consolidated statements of operations. In this regard, provide us with
      your complete materiality assessment pursuant to SAB 99. As part of your
      response, also provide your analysis for the subsequent interim periods.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief